UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Check-Cap Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 48.00

(Title of Class of Securities)

M2361E179

(CUSIP Number)

EQUITYLINE ALTERNATE ASSETS GP INC.

550 Highway 7 East, 338

Richmond Hill, Ontario L4B 3Z4

416-999-3993

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 5, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. M2361E179

1	NAME OF REPORTING PERSON

EquityLine Alternate Assets GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		762,724
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

762,724
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

762,724
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. M2361E179

1	NAME OF REPORTING PERSON

Sergiy Shchavyelyev
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		762,724
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

762,724
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

762,724
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. M2361E179

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on April 1, 2024 (the “Original Schedule 13D”), relating to the Ordinary Shares, par value NIS 48.00 (the “Shares”) of Check-Cap Ltd., an Israeli corporation (“Check-Cap” or the “Company”). Except to the extent set forth in this Amendment No. 1, all material information disclosed in the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original Schedule 13D.

In Item 4 of the Original Schedule 13D, the Reporting Persons expressed concern about the state of affairs of the Company, including the Company’s announcement of its entry into a business combination agreement, dated as of March 25, 2024, with Nobul AI Corp. (“Nobul”). The Reporting Persons hereby retract and disclaim the statements and concerns previously made in Item 4 of the Original Schedule 13D.

The Reporting Persons now believe the Company’s recent leadership changes to management and refreshment of the Company’s Board of Directors will help the Company achieve its goals and are in the best interests of the Company’s shareholders. In addition, the Reporting Persons now understand that the control issues relating to the resignation of the Company’s former auditor have now been resolved. Finally, after conducting their own diligence, the Reporting Persons are excited by the Company’s potential business combination with Nobul and believe it to be in the best interests of the Company’s shareholders.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated as follows:

The Reporting Persons have no plans or proposals relating to or which would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and restated as follows:

On April 5, 2024, EquityLine Alternate Assets GP Inc., a corporation incorporated under the laws of the Province of Ontario, Canada, Sergiy Shchavyelyev, the sole director of EquityLine, and each of the other Check-Cap shareholders (each, a “Shareholder” and, collectively, the “Shareholders”) signatory to the Support Agreement (as defined below), and Check-Cap Ltd., an Israeli company (“Check-Cap” or the “Company”), entered into a support agreement (the “Support Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Support Agreement.

Pursuant to the Support Agreement, each Shareholder irrevocably and unconditionally agreed to vote at (i) the Check Cap Shareholder Meeting (or any adjournment or postponement thereof); (ii) at the April EGM (or any adjournment or postponement thereof); and (iii) at any other meeting of the shareholders of Check-Cap to the extent in respect of, or related to, the transactions contemplated under the BCA, all of the Shares held by such Shareholder at such time (a) in favor of the approval and adoption of the Check-Cap Shareholder Transaction Matters; (b) against any Acquisition Proposal or any of the transactions contemplated thereby, (c) against any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Check-Cap Shareholder Transaction Matters or result in a breach of any covenant representation or warranty or other obligation or agreement of Check-Cap under the BCA; and (d) in favor of all items on the agenda of the April EGM, as may be amended.

CUSIP No. M2361E179

Pursuant to the Support Agreement, each Shareholder agreed that it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of Law or by terminating the Coordination Agreement), pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer pursuant to the BCA, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the Support Agreement or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of Law) or other disposition of any Shares.

Under the terms of the Support Agreement, the Shareholders agreed to certain standstill provisions, for the duration of the Standstill Period. The standstill provisions generally prohibit the Shareholders from taking specified actions during the Standstill Period with respect to the Company and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any other “group” or becoming party to any agreement regarding any securities of the Company; (iii) seeking or encouraging others to submit nominations for the election or removal of directors; (iv) making shareholder proposals at any annual or extraordinary general meeting of shareholders or offers with respect to mergers, acquisitions and other business combinations; or (v) calling, or supporting another shareholder’s call of, an extraordinary general meeting of shareholders.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Support Agreement by and among EquityLine Alternate Assets GP Inc., Sergiy Shchavyelyev, each of the other Check-Cap shareholders signatory to the Support Agreement, and Check-Cap Ltd.

CUSIP No. M2361E179

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2024

EquityLine Alternate Assets GP Inc.

By:	/s/ Sergiy Shchavyelyev
	Name:	Sergiy Shchavyelyev
	Title:	Sole Director

/s/ Sergiy Shchavyelyev
Sergiy Shchavyelyev